





2003 ANNUAL REPORT

MANATRON

Helping Government Work


MANATRON

Our Vision *is to be a nationally recognized and leading provider of innovative software and services that allow government agencies, taxpayers and private industry to efficiently process, manage and archive information, primarily focused on real estate, personal and other property. We seek to delight our customers with our products and services, to build a healthy culture with our employees who embrace our core values, and to maximize shareholder value.*

Financial Highlights

Years Ended April 30,	**2003**	2002	2001
RESULTS OF OPERATION			
Net revenues	**$40,387,265**	$41,131,718	$41,126,586
Gross profit	**17,369,526**	15,332,683	13,477,302
Income (loss) from operations	**2,063,113**	603,059	(860,947)
Pre-tax income (loss)	**2,290,322**	657,714	(1,114,630)
Net income (loss)	**1,510,322**	227,714	(940,630)
Diluted earnings (loss) per share	**.38**	.06	(.27)
BALANCE SHEET (at year end)			
Cash and short-term investments	**$10,349,165**	$ 5,648,184	$ 700,840
Total assets	**31,330,567**	27,851,272	25,851,143
Shareholders' equity	**15,050,582**	12,423,266	11,140,522
Book value per share	**3.64**	3.11	2.95



2003
$2,063
2002
$603
2001
($861)

Operating Income (Loss)
(thousands)

Core Values

INTEGRITY

- *We do what we say we're going to do.*
- *We are open and honest with everyone.*
- *Our relationships are built around trust.*



2003
$0.38
2002
$0.06
2001
($0.27)

Diluted Earnings (Loss) per Share

RESPECT

- *We treat everyone with dignity and respect.*
- *It's okay to disagree.*
- *We encourage our employees to take risks.*

RESPONSIBILITY

- *We are tenacious about saving money.*
- *We play by the rules.*
- *We are committed to making a reasonable profit.*
- *We learn from our mistakes.*
- *We work hard and have fun.*



2003
$10,349
2002
$5,648
2001
$701

Cash and Short-Term Investments
(thousands)

CARING

- *Health and family come first.*
- *We give back to our communities.*

To Our Shareholders

Fiscal 2003 was a good year for Manatron. Despite a difficult economy, we posted sharply higher earnings and generated significant cash flow from operations. We invested approximately $7 million into our **MVP Tax, ProVal** and **GovernMax** solutions to meet the growing demand for these products. We initiated several important organizational changes and hired key people. We also moved to divest a product line that did not fit our new strategic focus on being the leading provider of integrated, end-to-end property tax and appraisal solutions for local governments in North America.

Most importantly, we delivered significant shareholder value. Our average stock price grew by 22% to $4.72 per share for fiscal 2003 versus $3.87 in fiscal 2002, and as we go to press the stock has been north of $7 per share since April 2003. We also launched a new investor relations program, which has significantly increased the visibility of the Company, improved the liquidity of our shares and narrowed the valuation gap between Manatron and its peers.

"Our performance in fiscal 2003 is evidence that we're on the right track; however, ***we can do better!"***

Net income for fiscal 2003 was $1.5 million or $.38 per diluted share versus $228,000 or $.06 per diluted share in fiscal 2002. Shareholders' equity grew 21% to $15 million at year-end and total assets increased to $31.3 million, as we further solidified our balance sheet. At April 30, 2003, we had $10.3 million in cash and short-term investments, no bank debt and an increased backlog of business.

Software Systems and Services segment revenues grew by 10% during fiscal 2003, as we secured a $2.7 million contract with Baltimore, a $2 million contract with Jefferson County, Alabama and $6.3 million from several counties in Florida and Indiana. We now have 42 counties in four states using our new property tax system, with three new states under way.

The growth in the Software segment, which represents about 83% of our total revenues for fiscal 2003, is positive for a couple of reasons. First, these revenues produce higher margins, which helped boost our overall gross margin by nearly 6% to 43% in fiscal 2003. Secondly, and more importantly, this segment provides a steady, predictable revenue stream. Approximately $17.8 million or 44% of our total revenue comes from recurring support, maintenance and printing services.

We've started to see some cyclical recovery in our Appraisal business, which saw revenues shrink by 35% in fiscal 2003. In March 2003, we announced seven new revaluation contracts worth approximately $10 million for counties in Ohio and Indiana. We are pursuing additional appraisal business with an aggressive, yet focused approach on the Midwest, where we have a proven track record of success.

Solid progress was also made toward our goal of reporting pre-tax profit margins of 10% by fiscal 2007. For fiscal 2003, our pre-tax income was approximately $2.3 million or 5.7% of revenues, which was substantially better than the fiscal 2002 amount of $658,000 or 1.6%. Much of this was due to our gross margin improvement, as well as our cost reduction strategy in non-core areas. We also began to rationalize our product portfolio and reduced the number of products we are supporting by nearly 50% to 108. This includes the sale of our financial product line to Harris Computer Systems, announced in May 2003.

Our performance in fiscal 2003 is evidence that we're on the right track; however, **we can do better!** Accordingly, it is time to **raise the bar!**

The market for Manatron's software and services is gaining momentum. Legacy property tax and appraisal systems are nearing the end of their life cycle, local governments are under increased pressure to reduce costs, and the demand for on-line information and specialized services continues to grow.

We estimate that local governments will spend $3 to $5 billion annually to address these property tax and appraisal needs. With more than 30 years of experience, a reputation for quality products and services, a large client base, a stable balance sheet, and a dedicated team of more than 300 professionals, we have some key advantages that should enable us to capture a substantial portion of this business. However, we need to leverage these strengths and improve our operational efficiency in order to capitalize on these opportunities. Again, we need to **raise the bar!**

To get a sense of Manatron's future challenges, it's helpful to look at our past. A decade ago, Manatron was a midwestern company focused primarily on selling hardware, services and software to small local governments. Our financial performance was inconsistent and our vision unclear. Over the past ten years, as a result of several key acquisitions, a huge cultural shift and significant software technology investments, Manatron has grown into a completely different company.

Hardware is no longer a focus and we now offer an integrated suite of property products and services to counties and cities of all sizes, on a national level. The solutions we've developed are **helping government work** to more effectively manage the entire property life cycle--from deed recording to mapping, assessment, tax billing and collection, through delinquencies and tax sales. Additionally, a new Leadership Team is in place and we've realigned our organization, clarified our strategy, and begun to take action on increasing both revenues and profits at Manatron.

LOOKING AHEAD

The market for our Software, Systems and Services segment represents our biggest growth opportunity. We are striving for a 15% compounded annual growth rate by selling our new property systems to our large installed base and by targeting new clients and new geography for these products. We have secured more than $20 million in new contracts for our MVP Tax, ProVal and GovernMax solutions over the past two years. The successful implementation of these contracts should provide ample opportunity for increased sales and profitability in fiscal 2004 and beyond.

While our financial results are an important indicator of our progress, we believe the quality of our people is the key to our future success. We foster a culture of learning and excellence, and are challenging our people to **raise the bar.** We will continue to invest in leadership and technical training, improve communications, recruit strong people, maintain a competitive compensation program and maximize our performance review process.

Over the past decade, strategic acquisitions have brought us new products, new customers and key personnel. In the process, Manatron became a decentralized, entrepreneurial



Paul R. Sylvester
President and
Chief Executive Officer

Randall L. Peat
Chairman of the Board

organization of small, marginally profitable companies with varying processes and standards. While revenues grew, profitability did not follow at the same pace. We have and will continue to drive change in this area. In fiscal 2004, we will continue to focus on implementing best practices and instilling discipline and standards across the entire organization--without sacrificing the entrepreneurial drive and spirit that built Manatron.

We also need to do a better job of leveraging our product development costs. Since we market our software in many states and local jurisdictions--each with unique laws and practices--that's not always easy. While our development teams steadily build features that support these unique requirements, the more we understand the differences and commonalities within market segments, the faster we can introduce products for new geographic markets. This skill also allows us to include key features that give our products a competitive edge in the new markets. Therefore, we are investing even more energy in building an outstanding competency of delivering property tax and appraisal software nationally.

In connection with our goal of improving this "property" competency, we are also working to streamline and improve our development processes to speed up product delivery throughput. By understanding what features to build, working to increase first-time quality of our code, and focusing on expanding our library of reusable components, we hope to double the productivity of our development teams and drive down our time to market.

"The market for our Software, Systems and Services segment represents our biggest growth opportunity."

Finally, we will be stepping up our sales and marketing efforts in order to build our pipeline of future business. Our goal is to increase our penetration in states where we currently have installations of our property tax and appraisal software, as well as in new states such as California, Georgia and Tennessee.

These goals are being set from a position of strength. We have made good progress in the past year from both an operational and financial perspective, but **we can do better!**

We are excited about the future. There is much work to be done, but the opportunity is perhaps greater than it ever has been. The fact that we have had such success in the past in spite of these gaps speaks volumes to our potential.

In closing, we would like to thank our employees, our customers and our shareholders for their continued support, and encourage all of you to continue with us on our journey as we **raise the bar** and build a company that you can be proud of.

Sincerely,

Randall L. Peat
Chairman of the Board

Paul R. Sylvester
President and Chief Executive Officer

REALIZING THE OPPORTUNITY

More than ever before, local government agencies face the competing pressures of improving services for their taxpayers while their budgets are being squeezed. In short, they are being asked to do more with less. Today, most governments are still using outdated, transaction-based "legacy" software applications that no longer meet their needs or the needs of their constituents. Many larger jurisdictions are still running expensive main-frames to host these applications. Information access for the general public is generally weak, and the professional users of that information must endure laborious processes to gather and organize it in meaningful ways. This trickles down to taxpayers by way of higher costs, delays in the processes such as mortgage approvals, and reduced services. Additionally, in many municipalities, the staff familiar with these applications is beginning to retire making it even more difficult to keep the legacy software running.

One certain improvement these agencies can make is to update their software applications to support both their transactional *and informational* needs. This new software, when fully implemented, will be the foundation of their reengineered processes--often crossing departmental lines--to achieve their improvement goals. State and local government is projected to spend over $79 billion on information technology during 2003. It is this opportunity that fuels our drive for improvement.



"We focus on never giving our customers a reason to leave."

FOCUSING ON OUR STRENGTHS

At Manatron, our people are our strength. They are industry experts in the field of real estate, property tax and appraisal software and services with a long history in the local government market. We see a key competitive advantage in intellectually dominating our market. As a result, we are creating an environment where our 300 plus employees can excel, take pride in what they do, are proud to be part of the Manatron team, embrace our core values, focus on solutions and continuously learn. We are investing in tools and training for our people and seeking employees that can help us set a new standard for serving our customers. We call this our "wellness culture" and it is already paying dividends.

"We strive to intellectually dominate our market."


.209 DEDUCTIONS
No deduction

Another of our core competencies is our experience and expertise in applying technologies to provide solutions for our local government clients. We continue to invest heavily in our product development activities and strive to build technology as a core competency. By marrying our technical expertise with the knowledge and experience of our staff, we are bringing substantive improvements to our market. Our new-generation land (and other property) information system software products, Manatron MVP Property Suite, are architected to lead the industry in innovation, paving the way for more efficient government.

The key to our success, though, lies in understanding the nature of the relationship our clients need with us. Innovation and improvement, for them, are *ongoing* processes. The change must occur at a rate they can absorb and with supporting services to help them along the way. We position ourselves not as a new product creation company or a low-price alternative. Our model is one of customer intimacy. We seek to grow sales via relationships with our clients and to target new clients and market segments that share our goal of **helping government work.** Customer service and responsiveness are critical. We focus on never giving our customers a reason to leave Manatron.

"We established a new Leadership Team and reorganized the company to focus on achieving our ambitious plans."



POSITIONING TO WIN

With a ripe market and our focus on leveraging our core strengths, we are positioning Manatron to win. During fiscal 2003, we established a new Leadership Team and reorganized the company to build a unified Manatron that can work together to achieve our ambitious plans. With this task largely behind us, we can now focus on growing our core markets and extending into selected, new market segments. Most of our competitors suffer from a lack of branding, accidental positioning of their products/companies, lack of scale, expertise and professionalism. Our strategy is to set a new standard in our industry for professionalism and to position Manatron as the leading provider of integrated, end-to-end property tax and appraisal solutions for local governments in North America. We will do this precisely because our clients need us to help them usher in the next generation of products and a new era of responsible and efficient government. We truly are **raising the bar.**

MVP PROPERTY SUITE


mvp mirrs®
governmax.com®
Real Time Government
mvp gis®
mvp tax®
mvp proval®


Tax Billing &
Collection
Property
Appraisal
Annual Cycle
Delinquents
& Tax Sale

SERVING TAXPAYERS

As local governments strive to do more with less, they need modern software designed for efficiency and improved service. Recognizing this, Manatron's MVP property suite is a new, enterprise-level solution that allows all departments to interoperate and share information. MVP modules support the entire property life cycle from deed recording to mapping, assessment, tax billing and collection, through delinquencies and tax sales.

MVP offers more functionality to our clients and leverages their existing investments in geographic information systems (GIS) and electronic document management systems (EDMS). At Manatron, our focus is helping our clients serve their taxpayers. With built-in Internet support, MVP offers unprecedented access and accuracy for taxpayers and industry professionals--including abstractors, lenders, attorneys and realtors--freeing our clients to focus on improving other services. MVP is ***raising the bar*** *and* ***helping government work.***

Market Presence

Alabama
California
Connecticut
Florida
Georgia
Idaho
Illinois
Indiana
Iowa
Kentucky
Maryland
Michigan
Missouri
New Hampshire
North Carolina
Ohio
Oklahoma
Oregon
Pennsylvania
South Carolina
South Dakota
Vermont
Virginia
Washington
West Virginia

IN CANADA:
Yukon Territory
Northwest Territories
City of Lethbridge



1,285 PROPERTY CLIENTS
- 657 Tax
- 522 Appraisal
- 106 Recorders/GIS

139 JUDICIAL CLIENTS

111 GOVERNMAX CLIENTS



Revenue Composition

- Support and Maintenance 40%
- Professional Services 23%
- Appraisal Services 18%
- Software Licenses 13%
- Hardware 4%
- Other 2%

The following table sets forth selected financial data of the Company and its subsidiary for the fiscal years ended April 30, and has been derived from and should be read in connection with the Company's Consolidated Financial Statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Certain reclassifications have been made to the fiscal 1999 through fiscal 2002 selected financial data to conform to the fiscal 2003 presentation.

	2003	2002	2001	2000	1999
For the Years Ended April 30:					
Net revenues	**$40,387,265**	$41,131,718	$41,126,586	$43,645,377	$37,549,264
Gross profit	**17,369,526**	15,332,683	13,477,302	14,586,455	13,005,142
Income (loss) from operations	**2,063,113**	603,059	(860,947)	2,079,630	1,251,840
Net income (loss)	**1,510,322**	227,714	(940,630)	1,603,845	1,304,570
Basic earnings (loss) per share	**.40**	.06	(.27)	.49	.45
Diluted earnings (loss) per share	**.38**	.06	(.27)	.45	.41
At April 30:					
Cash and short-term investments	**10,349,165**	5,648,184	700,840	608,062	6,511,266
Total assets	**31,330,567**	27,851,272	25,851,143	26,724,725	23,228,429
Shareholders' equity	**15,050,582**	12,423,266	11,140,522	11,455,767	6,783,845
Book value per share	**$ 3.64**	$ 3.11	$ 2.95	$ 3.26	$ 2.28

The following section provides a narrative discussion about Manatron's financial condition, changes in financial condition and results of operations. The comments that follow should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto.

Critical Accounting Policies and Estimates

Management's discussion and analysis of its results of operations and financial condition are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to receivable allowances, long-term service contracts, intangible assets, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

The Company recognizes revenues in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by SOP 98-4 and SOP 98-9, as well as Technical Practice Aids issued from time to time by the American Institute of Certified Public Accountants, and in accordance with the SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." The Company's revenues are derived from software licenses, hardware, post-contract customer support/maintenance and services that typically range from installation, training and basic consulting to software modification and customization to meet specific customer needs. For multiple element software arrangements, which do not entail the performance of services that are considered essential to the functionality of the software, the Company generally records revenue when the delivered products or performed services result in a legally enforceable claim.

For software arrangements that include customization of the software which is considered essential to its functionality and for real estate appraisal outsourcing projects, the Company recognizes revenue and profit as the work progresses using the percentage-of-completion method. This method relies on estimates of total expected contract revenue, billings and collections, and expected contract costs. The Company follows this method since reasonably dependable estimates of the revenue and costs applicable to various stages of a contract can be made. At times, the Company performs additional and/or non-contractual services for little to no incremental fee to satisfy the customer's expectations. Recognized revenues and profit are subject to revisions such as the type just described as the contract progresses to completion. Revisions to future profit estimates are charged to income in the period in which the facts that give rise to the revision first become known.

The Company maintains allowances for doubtful accounts, including billed retainages, which are provided at the time the revenue is recognized. The Company also provides for reserves on revenues earned in excess of billings and retainages on long-term contracts. The Company reserves a portion of the gross under-billed position associated with contracts recognized based on percentage-of-completion accounting, which historically has approximated 13% of the gross under-billed amount. This reserve contains a general provision of 2% of the gross under-billed position as well as a specific provision for accounts the Company believes will be difficult to collect. This reserve methodology is consistent with the methodology utilized in calculating the Company's allowance for doubtful accounts related to its accounts receivable. Because of the nature of its customers, which are predominantly governmental entities, the Company does not generally incur losses resulting from the inability of its customers to make required payments. Alternatively, customers may become dissatisfied with the functionality of the software products and/or the quality of the services provided and request a reduction to the aggregate contract price. While the Company engages in extensive product and service quality programs and processes, the Company's allowances for such contract price reductions are continually monitored by management. In connection with its customer contracts and the related adequacy of its reserves and measures of progress towards completion, the Company's project managers are charged with the responsibility of continually reviewing the status of each customer on a specific contract basis. In addition, management reviews on a quarterly basis significant past due account receivables and the related adequacy of the Company's reserves.

The Company has approximately $4.9 million of goodwill recorded as of April 30, 2003, related to prior acquisitions. A new accounting standard adopted in fiscal 2003 requires that goodwill be reviewed for impairment at least annually and as indicators of impairment occur. The annual evaluation of goodwill impairment requires the use of estimates about the future cash flows of each reporting unit to determine estimated fair values. Changes in forecasted operations and changes in discount rates can materially affect these estimates.

The Company capitalizes software development costs incurred subsequent to the establishment of technological feasibility on a specific software project. This intangible asset is amortized over an estimated useful life of not greater than three years. The unamortized balance of capitalized software is reviewed for impairment annually or whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable by calculating the net realizable value for each respective product. The net realizable value is the estimated future gross revenues from a product reduced by the estimated future costs of completing and disposing of that product. Changes in forecasted operations, driven primarily by market trends and customer demand, can materially affect the estimates of net realizable value.

Results of Operations: Fiscal Year 2003 Compared to Fiscal Year 2002

Total net revenues of $10.5 million and $40.4 million for the three months and year ended April 30, 2003 were approximately 8% and 2% lower than the net revenues of $11.4 million and $41.1 million that were reported for the three months and year ended April 30, 2002, respectively.

Software Systems and Services segment revenues were comparable at approximately $8.7 million and $8.8 million for the three months ended April 30, 2003 and 2002, respectively. Software Systems and Services segment revenues have increased by approximately 10% to $33.6 million for fiscal 2003 compared to $30.6 million for fiscal 2002. These revenues generally include software license fees, hardware sales, forms and supply sales and various professional services, such as software support, data conversions, installation, training, project management, hardware maintenance and forms processing and printing. The year-over-year increase was primarily due to growth in professional services of $1.6 million and recurring support revenues of $1.7 million over the prior year. The increase in professional services revenue is due to the execution of a number of new MVP Tax and ProVal contracts in Indiana and the Southeast region during fiscal 2003, as well as continued progress on the larger MVP Tax projects in Cuyahoga County, Ohio, Dauphin County, Pennsylvania, Baltimore, Maryland and Jefferson County, Alabama. MVP Tax is currently being utilized by 42 counties in four states and is in the process of implementation in three additional states. The increase in recurring support revenues is due to a number of new software installations and annual price increases. Recurring support and maintenance and printing services represent approximately 53%, or $17.8 million, of this segment's annual revenue. Software license fees of $5.3 million for fiscal 2003, which represent approximately 16% of this segment's annual revenue, were approximately 7% lower than the $5.7 million recognized in fiscal 2002. This decline is due to the down economy and a few of the Company's larger development projects taking longer to complete than initially anticipated.

Appraisal Service segment revenues, which include fees for mass real estate appraisals or revaluations, have decreased by 30% to $1.8 million for the three months ended April 30, 2003 and by 35% to $6.8 million for fiscal 2003. These anticipated decreases are the result of the cyclical nature of this segment's business activities. The Company's largest market for these services, Ohio, uses a six-year cycle for revaluations. The Company expects revenues from this segment to begin to increase again in fiscal 2004, as demonstrated by the growth in backlog. The Company's backlog for appraisal services at April 30, 2003 of $11.5 million is significantly higher than the $5.8 million reported as of April 30, 2002. While the Company continues to actively pursue new appraisal service contracts, efforts are being primarily focused on its traditional markets in Ohio, Indiana and Pennsylvania where the Company has historically been more successful in executing profitable contracts.

As noted in prior years, the Company has reserved 100% of retainage revenue related to the Allegheny County appraisal project and a portion of the gross under-billed position associated with appraisal contracts recognized based on percentage of completion accounting, which historically has approximated 13% of the gross under-billed amount. This reserve contains a general provision of 2% of the gross under-billed position as well as a specific provision for accounts the Company believes will be difficult to collect. This reserve methodology is consistent with the methodology utilized in calculating the Company's allowance for doubtful accounts related to its accounts receivable. As of April 30, 2003 and 2002, the total reserve against retainage revenue remaining under all appraisal service projects (including Allegheny) was approximately $653,000 and $777,000, respectively. As of April 30, 2003, the total reserve against retainage revenue under the Allegheny County project was approximately $418,000 for both periods. The Company continues to believe it is appropriate to reserve 100% of the remaining unpaid Allegheny retention as well as certain other monies due for the performance of additional services in connection with that contract, because certain officials of Allegheny County have continued to contest the payment of such amounts. The ultimate collection of these monies is pending an order from the judge who initially ordered the reassessment, which is expected to be issued by the end of calendar 2003.

Cost of revenues of $5.8 million for the three months ended April 30, 2003 decreased by 17% compared to $7.0 million for the three months ended April 30, 2002. Annual cost of revenues decreased by 11% from $25.8 million in the prior fiscal year to $23.0 million for the year ended April 30, 2003. These decreases are primarily due to a shift in the mix of revenues and costs generated by the Company's two reportable segments as well as the decrease in net revenues for fiscal 2003. The Software Systems and Services segment typically yields a higher gross margin than the Appraisal Services segment, which is highly labor intensive. While margins for the Software Systems and Services segment were approximately 55% for the three months and year ended April 30, 2003 and 2002, this segment accounts for a larger portion of the overall revenues and related costs, which has caused the combined margin to increase over the prior year comparable periods.

Selling, general and administrative expenses have decreased by approximately $100,000 or 3% to $4.0 million for the three months ended April 30, 2003, and increased by approximately $577,000 or 4% to $15.3 million for the fiscal year ended April 30, 2003. The annual increase is primarily due to the Company's continued investment in its software products, which is an integral component of the Company's growth strategy. Research and development costs of approximately $1.6 million and $5.7 million were included in selling, general and administrative expense for the three months and year ended April 30, 2003, respectively, as compared to $900,000 and $4.7 million for the three months and year ended April 30, 2002, respectively. These increases were primarily due to increased development activities associated with the MVP Tax and Internet products and the increased utilization of outsourced third-party developers in fiscal 2003 and 2002. The Company also incurred approximately $368,000 of bad debt expense during fiscal 2003 primarily to reserve for the remaining East Coast exposure associated with the Appraisal Services segment. These increases were offset by the discontinuance of goodwill amortization due to the implementation of SFAS No. 142. The effect of discontinuing the amortization of goodwill benefited the current quarter net income by approximately $163,000 or $.04 per diluted share and net income for fiscal 2003 by $603,000 or $.16 per diluted share.

As a result of the factors noted above, the Company reported substantial improvements in its operating income for the three months and year ended April 30, 2003. Operating income increased approximately $390,000 to $737,390 for the three months and $1.5 million to $2.1 million for the fiscal year ended April 30, 2003. Net other income for the three months and year ended April 30, 2003 increased by approximately $52,000 and $172,500 to approximately $86,000 and $227,000, respectively. The improvement in net other income for both the three months and year ended April 30, 2003 is due to increased interest income associated with the Company's growing cash balances as well as rental income generated from leasing back half of the building acquired during fiscal 2003 in Portage, Michigan to the prior owner.

The Company's provision for federal income taxes generally fluctuates with the level of pretax income. The effective tax rates for the three months and year ended April 30, 2003 are approximately equal to the statutory rate, which is 34%. The current year effective rate is substantially lower than the prior year because of the implementation of SFAS No. 142. SFAS No. 142 eliminated goodwill amortization expense, which was primarily non-deductible for tax purposes.

Net income was approximately $544,000 or $.13 per diluted share for the three months ended April 30, 2003 versus net income of approximately $151,000 or $.04 per diluted share for the three months ended April 30, 2002. Net income for fiscal 2003 was $1.5 million or $.38 per diluted share compared to net income of approximately $0.2 million or $.06 per diluted share for fiscal 2002. Diluted weighted average outstanding common shares increased by 295,000 shares for the three months and 171,000 shares for the year ended April 30, 2003. These increases are due to the issuance of stock associated with the Company's Employee Stock Purchase Plan, the issuance of stock associated with the Proval post-merger contingent stock agreement, as well as the inclusion of additional shares within the diluted weighted average base as fewer options are under water than in the prior year comparable periods. These increases were partially offset by the repurchase of 51,200 shares of common stock by the Company during fiscal 2003 in accordance with its previously announced repurchase program.

Results of Operations: Fiscal Year 2002 Compared to Fiscal Year 2001

Net revenues were comparable at approximately $11.4 million and $41.1 million for the three months and year ended April 30, 2002 and 2001, respectively. However, fiscal 2001 fourth quarter and annual revenues included $925,000 and $1,850,000, respectively, of non-recurring retention revenue associated with Allegheny County, as described below. When these amounts are excluded, net revenues actually increased by 9% and 5% for the three months and year ended

April 30, 2002, respectively, over the fiscal 2001 comparable periods. The components of revenues were essentially the same as noted for fiscal 2003.

Excluding the $925,000 and $1,850,000 of retention revenue noted above, Appraisal Service segment net revenues decreased by approximately 18% and 21% for the three months and year ended April 30, 2002 in comparison to the three months and year ended April 30, 2001. The Allegheny County project accounted for 2% of the Appraisal Service segment's net revenues for the year ended April 30, 2002 in comparison to 30% for the year ended April 30, 2001. The Company's backlog for appraisal services at April 30, 2002 decreased by approximately $5.6 million to $5.8 million compared to approximately $11.4 million at April 30, 2001. Both the decreases in fiscal 2002 revenues and backlog were due primarily to the wind down of the $24 million Allegheny County contract and the cyclical nature of this business. As previously noted, the Ohio market is on a six-year cycle and the Allegheny County project was an unusually large and non-recurring contract.

As discussed above, the Company had reserved 100% of retainage revenue related to the Allegheny County appraisal project and 15% of the retainage revenue on all other appraisal service projects due to the high degree of uncertainty regarding their ultimate collection created by the political nature of this segment. Typically, appraisal service contracts result in increased property valuations and taxes for many county constituents, which creates additional work on the back end of these contracts to defend challenged values. During the three months and year ended April 30, 2001, the Company collected and recognized approximately $925,000 and $1,850,000, respectively, of retention revenue on the Allegheny County project. As of April 30, 2002 and 2001, the total reserve against retainage revenue remaining under all appraisal service projects (including Allegheny County) was approximately $777,000 and $869,000, respectively. As of April 30, 2002 and 2001, the total reserve against retainage revenue remaining under the Allegheny County project was approximately $418,000 and $260,000, respectively. The Company believes it was appropriate to reserve 100% of the remaining unpaid Allegheny retention as well as certain other monies due for the performance of additional services since certain officials at Allegheny County were contesting the payment of such amounts and their ultimate collection was pending an order from the judge who initially ordered the reassessment.

Software Systems and Services segment revenues increased by approximately 21% and 18% for the three months and year ended April 30, 2002, versus the comparable periods in fiscal 2001. This growth was primarily due to the execution of a number of new MVP Tax and MVP Tax Manager software contracts in the Florida, Indiana and Ohio regions, as well as a number of new ProVal contract executions in the Indiana region. In addition, overall business in fiscal 2002 increased given that fiscal 2001 was negatively impacted by the national election and the post-Y2K slowdown.

Cost of revenues of $7.0 million for the three months ended April 30, 2002 decreased 4.2% compared to $7.3 million for the three months ended April 30, 2001. Annual cost of revenues decreased by 6.7% from $27.6 million in fiscal 2001 to $25.8 million for the year ended April 30, 2002. These decreases were primarily due to the reduction in appraisal service revenues noted above. Cost of revenues for fiscal 2002 were adversely effected by approximately $1.0 million due to a number of appraisal service contracts in the Northeast that were not completed on time or on budget. However, there still was an 8% improvement in gross margins for both the three- and 12-month periods ended April 30, 2002, over the comparable fiscal 2001 periods, when the impact of the Allegheny retention revenue mentioned above is excluded. This happened because the costs associated with Allegheny retention were incurred in periods prior to fiscal 2002. This was due to a favorable shift in the mix of revenues from appraisal services to software and services. Software license fees typically yield a higher gross margin than appraisal services revenues and were a larger portion of total revenues in fiscal 2002 versus fiscal 2001.

Selling, general and administrative expenses increased by approximately 9% to $4.1 million for the three months ended April 30, 2002 compared to $3.7 million for the three months ended April 30, 2001. Selling, general and administrative expenses increased 2.7% from $14.3 million for the year ended April 30, 2001 to $14.7 million for the year ended April 30, 2002. These increases were primarily due to increases in workers' compensation premiums, salary increases, a ramp up in sales and marketing activities and higher sales commissions over the fiscal 2001 comparable periods.

As a result of the factors noted above, the Company reported substantial improvements in its operating income in fiscal 2002 versus fiscal 2001. Excluding the impact of the Allegheny retention revenue noted above, operating income increased by approximately $888,000 for the three months and $3.3 million for the year ended April 30, 2002. Net interest income for the year ended April 30, 2002 was approximately $55,000 compared to net interest expense of $254,000 for the year ended April 30, 2001. This improvement was directly related to the reduction in the Company's bank borrowings and increase in cash balances during fiscal 2002.

The effective tax rate for both the three months and year ended April 30, 2002 was approximately 64%. This effective tax rate is substantially higher than the statutory rate of 34% primarily because of the large amount of non-deductible goodwill amortization related to certain of the Company's acquisitions relative to the level of pretax income.

As a result of the factors noted above, the Company reported an approximate $111,000 increase in its net income to approximately $151,000 or $.04 per diluted share for the three months ended April 30, 2002 compared to approximately $40,000 or $.01 per diluted share for the fourth quarter in fiscal 2001. The Company reported a $1.2 million increase in its net income of $228,000 or $.06 per diluted share for the year ended April 30, 2002 versus a net loss of $941,000 or $.27 per diluted share for the year ended April 30, 2001. Diluted weighted average outstanding common shares increased by approximately 328,000 shares for the twelve months ended April 30, 2002 compared to fiscal 2001. This increase was primarily due to the fact that potentially dilutive shares were excluded from the earnings per share calculations in the prior year due to the net loss that was reported.

Quarterly Results

The following table sets forth selected unaudited quarterly financial data for the last eight quarters:

	Fiscal 2003				Fiscal 2002			
	April 30, 2003	**January 31, 2003**	**October 31, 2002**	**July 31, 2002**	April 30, 2002	January 31, 2002	October 31, 2001	July 31, 2001
For the quarter ended:								
Net revenues	**$10,539,847**	**$10,651,167**	**$ 9,698,714**	**$ 9,497,537**	$11,424,743	$10,132,544	$10,194,901	$ 9,379,530
Gross profit	**4,724,596**	**4,518,514**	**4,165,697**	**3,960,719**	4,437,368	3,801,369	3,681,989	3,411,957
Income from operations	**737,390**	**597,505**	**358,371**	**369,847**	347,416	127,175	82,661	45,807
Net income	**543,594**	**425,028**	**269,636**	**272,064**	151,223	38,396	10,355	27,740
Basic earnings per share	**.14**	**.11**	**.07**	**.07**	.04	.01	—	.01
Diluted earnings per share	**.13**	**.11**	**.07**	**.07**	.04	.01	—	.01
At quarter end:								
Cash and short-term investments	**10,349,165**	**8,036,107**	**8,020,289**	**7,332,925**	5,648,184	2,006,600	1,240,929	810,401
Total assets	**31,330,567**	**31,500,838**	**28,637,310**	**28,288,132**	27,851,272	27,213,946	23,498,190	24,071,748
Shareholders' equity	**15,050,582**	**13,620,241**	**13,172,256**	**12,815,873**	12,423,266	11,541,197	11,413,354	11,273,916
Book value per share	**$ 3.64**	**$ 3.40**	**$ 3.28**	**$ 3.20**	$ 3.11	$ 3.02	$ 3.00	$ 2.97

Financial Condition and Liquidity

Working capital of $5,215,195 at April 30, 2003 has increased by 22% compared to the $4,282,791 that was reported at April 30, 2002. These levels reflect current ratios of 1.32 and 1.28, respectively. The improvement in both working capital and the current ratio is primarily due to cash flows from operations during fiscal 2003 resulting from increased profitability and cash collections.

Shareholders' equity at April 30, 2003 increased by $2,627,316 to $15,050,582 from the balance reported at April 30, 2002. This was due to $1,510,322 of net income, $186,185 of employee stock purchases, $298,579 of deferred compensation expense and $924,350 of stock issued or to be issued in connection with the post-merger earn out agreement related to the ProVal acquisition (see Note 10) for the year ended April 30, 2003. These increases were offset by $292,120 of Company stock repurchases. As a result, book value per share increased to $3.64 as of April 30, 2003, from $3.11 at April 30, 2002.

The nature of the Company's business is generally not property or equipment intensive. Net capital expenditures of approximately $1.5 million for the year ended April 30, 2003 were $879,000 higher than the prior year amount of $621,000. This increase is primarily attributable to the acquisition of a 25,000 square foot building that adjoins the Company's current corporate facility in Portage, Michigan. The Company paid $610,000 in cash for the building in addition to $27,500 for related building improvements. The Company is leasing back approximately 50% of this additional space to the prior owner for 10 years and plans to use 7,500 square feet of the remaining space for growth and rent out the other 5,000 square feet until it is needed by the Company. Current year expenditures also include approximately $200,000 for renovations, furniture and fixtures associated with the relocation of the Company's Canton, Springfield and Dayton, Ohio offices, and the expansion of the Tampa, Florida office. The Company's Dayton and Springfield offices were consolidated in one new office in Beavercreek, Ohio. The remaining fiscal 2003 and 2002 expenditures related to purchases or upgrades of computer hardware and software used by the Company's development and support personnel.

The Company's future contractual obligations for operating leases with initial terms greater than one year are summarized as follows for the fiscal years ended April 30:

2004	2005	2006	2007	2008	Thereafter
$816,000	$745,000	$676,000	$546,000	$368,000	$—

Since the Company's revenues are generated from contracts with local governmental entities, it is not uncommon for certain of its accounts receivable to remain outstanding for approximately three to four months, thereby having a negative impact upon cash flow. The Company currently has a secured line of credit agreement with Comerica Bank at the prime rate of interest less .25%, up to a maximum of $6.0 million. Borrowing limits under this agreement are contingent on meeting certain funded debt to EBITDA levels. As of April 30, 2003, the Company had no borrowings outstanding under its $6.0 million line of credit. The Company anticipates that the line of credit, together with existing cash balances, and cash generated from future operations, will be sufficient for the Company to meet its working capital requirements for the foreseeable future.

On October 10, 2002, the Board of Directors authorized the Company to repurchase up to $500,000 of the Company's common stock for a 12-month period. Since October 10, 2002, the Company has repurchased 42,000 shares of common stock for approximately $253,000 under this program. In addition, the Company repurchased 9,200 shares of common stock totaling approximately $39,000 under a similar program approved on October 4, 2001, during the second quarter of fiscal 2003.

The Company cannot determine precisely the effect of inflation on its business. The Company continues, however, to experience relatively stable costs for its inventory and equipment as the computer hardware market is very competitive. The Company anticipates that inflationary price increases related to labor and overhead will have a negative effect on cash flow and net income to the extent that the increases cannot be offset through improved productivity and price increases.

Forward-Looking Statements

In addition to historical information, this Annual Report contains forward-looking statements about the plans, strategies, objectives, goals or expectations of the Company. These forward-looking statements are made in reliance upon safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve important known and unknown risks, uncertainties and other factors and can be identified by phrases using "estimate," "anticipate," "believe," "project," "expect," "intend," "predict," "potential," "future," "may," "should" and similar expressions or words. The Company's future results, performance or achievements may differ materially from the results, performance or achievements discussed in the forward-looking statements. There are numerous factors that could cause actual results to differ materially from the results discussed in forward-looking statements, including:

- The impact that the following factors can have on the Company's business and the computer software and service industry in general:
  - —Changes in competition and pricing environments: if competition increases in the computer software and service industry (particularly the segment of the industry that supplies governmental units), companies with greater capital reserves and greater diversification may have more options at their disposal for handling increased competition than the Company does.
  - —Potential negative side effects stemming from the Company's expansion into new regional markets, including Canada: as a result of this expansion, the Company may face unanticipated pitfalls.
  - —Pricing and availability of equipment, materials, inventories and programming.
  - —Changes in existing computer software and service industry laws or the introduction of new laws, regulations or policies that could affect the Company's business practices, including, by way of example, intellectual property laws and laws affecting software providers' liability: these laws, regulations or policies could impact the computer software and service industry as a whole, or could impact only those portions of the computer software and service industry in which the Company is currently active, for example, privacy laws regulating how governmental units store and provide access to information; in either case, the Company's profitability could be injured due to an industry-wide market decline or due to the Company's inability to compete with other computer software and service industry companies that are unaffected by these laws, regulations or policies.

—Changes in technology that render the Company's products obsolete or incompatible with hardware or other software.

—The Company's success in and expense associated with the development, production, testing, marketing and shipping of products, including a failure to ship new products and technologies when anticipated, failure of customers to accept these products and technologies when planned and any defects in products.

—The Company's ability to implement successfully its business strategy of developing and licensing client/server decision support applications software designed to address specific industry markets.

—The Company's ability to assess future revenue: the Company's expense levels are based, in part, on its expectations as to future revenue and a significant portion of the Company's expenses do not vary with revenue; as a result, if revenue is below expectations, results of operations are likely to be materially adversely affected.

—Continued availability of third-party software and technology incorporated in the Company's products.

—The potential negative impact of the fact that purchase of the Company's products is relatively discretionary and generally involves a significant commitment of capital; in the event of any downturn in any potential customer's business or the economy in general, purchases of the Company's products may be deferred or canceled.

- Changes in economic conditions, including changes in interest rates, financial market performance and the computer software and service industry, including a reduction in information technology spending: these types of changes can impact the economy in general, resulting in a downward trend that impacts not only the Company's business, but all computer software and service industry companies; or, the changes can impact only those parts of the economy upon which the Company relies in a unique fashion, including, by way of example:

—Economic factors that affect local governmental budgets.

—Economic factors that may affect the success of the Company's acquisition strategy.

- Changes in the financial markets, the economy, governmental spending and the demand for software and related services and products resulting from recent events relating to the terrorist attacks on September 11, 2001, and other terrorist activities that have created significant global economic and political uncertainties.

This list provides examples of factors that could affect the results described by forward-looking statements contained in this Annual Report. However, this list is not intended to be exhaustive; many other factors could impact the Company's business and it is impossible to predict with any accuracy which factors could result in which negative impacts. Although the Company believes that the forward-looking statements contained in this Annual Report are reasonable, the Company cannot provide any guarantee that the anticipated results will be achieved. All forward-looking statements in this Annual Report are expressly qualified in their entirety by the cautionary statements contained in this section and readers are cautioned not to place undue reliance on the forward-looking statements contained in this Annual Report. In addition to the risks listed above, other risks may arise in the future, and the Company disclaims any obligation to update information contained in any forward-looking statement.

Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk exposure is a potential change in interest rates in connection with its outstanding line of credit. As of April 30, 2003, there were no borrowings outstanding under this line of credit. However, the Company does have the ability to draw on this line of credit, which could result in a potential interest rate risk. Based on the Company's historical borrowings, a change of 1% in interest rates would not have a material adverse effect on the Company's financial position. The Company does not enter into market risk sensitive instruments for trading purposes.

The Company does not believe that there has been a material change in the nature or categories of the primary market risk exposures or the particular markets that present the primary risk of loss to the Company. As of the date of this report, the Company does not know of or expect any material changes in the general nature of its primary market risk exposure in the near term. In this discussion, "near term" means a period of one year following the date of the most recent balance sheet contained in this report.

Prevailing interest rates and interest rate relationships are primarily determined by market factors that are beyond the Company's control. All information provided in response to this item consists of forward-looking statements. Reference is made to the section captioned "Forward-Looking Statements" in this Annual Report for a discussion of the limitations on the Company's responsibility for such statements.

Consolidated Balance Sheets

As of April 30,	2003	2002
ASSETS		
Current Assets:		
Cash and equivalents	**$ 9,349,165**	$ 5,648,184
Short-term investments	**1,000,000**	—
Accounts receivable less allowances of $1,320,000 and $1,430,000 at April 30, 2003 and 2002, respectively	**6,120,880**	7,827,916
Revenues earned in excess of billings and retainages on long-term contracts	**1,130,447**	1,373,130
Unbilled retainages on long-term contracts	**546,893**	1,063,960
Notes receivable	**1,085,694**	1,431,386
Inventories	**276,590**	381,726
Deferred tax assets	**1,551,512**	1,649,000
Other current assets	**283,999**	335,495
Total current assets	**21,345,180**	19,710,797
Net Property and Equipment	**3,060,408**	2,467,244
Other Assets:		
Notes receivable, less current portions	**242,003**	413,702
Computer software development costs, net of accumulated amortization	**1,745,955**	1,285,750
Goodwill	**4,886,676**	3,962,326
Other, net	**50,345**	11,453
Total other assets	**6,924,979**	5,673,231
	$31,330,567	$27,851,272
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 835,688**	$ 1,320,470
Billings in excess of revenues earned on long-term contracts	**3,086,372**	2,234,647
Billings for future services	**8,329,056**	8,010,686
Accrued liabilities:		
Payroll and employee benefits	**2,639,548**	2,255,954
Income taxes	**615,123**	974,645
Other	**624,198**	631,604
Total current liabilities	**16,129,985**	15,428,006
Deferred Income Taxes	**150,000**	—
Shareholders' Equity:		
Preferred stock, no par value, 2,000,000 shares authorized, none issued	**—**	—
Common stock, no par value, 7,500,000 shares authorized, 3,997,354 and 3,901,963 shares issued and outstanding at April 30, 2003 and 2002, respectively	**11,130,096**	10,881,550
Common stock pending issuance, 133,000 and 93,903 shares at April 30, 2003 and 2002, respectively	**924,350**	376,550
Retained earnings	**3,869,618**	2,359,296
Deferred compensation	**(873,482)**	(1,194,130)
Total shareholders' equity	**15,050,582**	12,423,266
	$31,330,567	$27,851,272

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Operations

For the Years Ended April 30,	**2003**	2002	2001
Net Revenues:			
Software licenses	**$ 5,272,552**	$ 5,655,452	$ 4,017,594
Professional and mass appraisal services	**32,546,884**	32,841,111	33,644,827
Hardware and supply sales	**2,567,829**	2,635,155	3,464,165
Total net revenues	**40,387,265**	41,131,718	41,126,586
Cost of Revenues:			
Software licenses	**1,550,409**	1,378,546	1,440,608
Professional services	**19,600,123**	22,387,209	23,935,989
Hardware and supply sales	**1,867,207**	2,033,280	2,272,687
Total cost of revenues	**23,017,739**	25,799,035	27,649,284
Gross profit	**17,369,526**	15,332,683	13,477,302
Selling, General and Administrative Expenses	**15,306,413**	14,729,624	14,338,249
Income (loss) from operations	**2,063,113**	603,059	(860,947)
Other Income (Expense):			
Interest expense	**—**	(48,503)	(331,844)
Interest income and other, net	**227,209**	103,158	78,161
Total other income (expenses)	**227,209**	54,655	(253,683)
Income (loss) before provision (credit) for federal income taxes	**2,290,322**	657,714	(1,114,630)
Provision (Credit) for Federal Income Taxes	**780,000**	430,000	(174,000)
Net Income (Loss)	**$ 1,510,322**	$ 227,714	$ (940,630)
Basic Earnings (Loss) Per Share	**$ .40**	$ .06	$ (.27)
Diluted Earnings (Loss) Per Share	**$ .38**	$ .06	$ (.27)

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Shareholders' Equity

For the Years Ended April 30, 2003, 2002 and 2001	Common Stock	Common Stock Pending Issuance	Retained Earnings	Deferred Compensation	Unearned ESOP Shares	Total Shareholders' Equity
Balance at April 30, 2000	$ 8,707,431	$ —	$3,072,212	$ (298,876)	$(25,000)	$11,455,767
Net loss	—	—	(940,630)	—	—	(940,630)
Issuance of 69,864 shares under employee stock plans and tax benefit from stock option exercises	1,754,531	—	—	(1,522,911)	—	231,620
Amortization of deferred compensation	33,921	—	—	334,844	25,000	393,765
Balance at April 30, 2001	10,495,883	—	2,131,582	(1,486,943)	—	11,140,522
Net income	—	—	227,714	—	—	227,714
Issuance of 39,955 shares under employee stock plans and tax benefit from stock option exercises	133,380	—	—	(32,525)	—	100,855
Amortization of deferred compensation	—	—	—	325,338	—	325,338
Issuance of 39,224 shares to the Company 401(k) plan	150,621	—	—	—	—	150,621
Issuance of 32,275 shares related to ProVal acquisition	101,666	—	—	—	—	101,666
Pending issuance of 93,903 shares related to ProVal acquisition	—	376,550	—	—	—	376,550
Balance at April 30, 2002	10,881,550	376,550	2,359,296	(1,194,130)	—	12,423,266
Net income	—	—	1,510,322	—	—	1,510,322
Repurchase of 51,200 shares by the Company	(292,120)	—	—	—	—	(292,120)
Issuance of 52,688 shares under employee stock plans and tax benefit from stock option exercises	164,116	—	—	22,069	—	186,185
Amortization of deferred compensation	—	—	—	298,579	—	298,579
Issuance of 93,903 shares related to ProVal acquisition	376,550	(376,550)	—	—	—	—
Pending issuance of 133,000 shares related to ProVal acquisition	—	924,350	—	—	—	924,350
Balance at April 30, 2003	**$11,130,096**	**$ 924,350**	**$3,869,618**	**$ (873,482)**	**$ —**	**$15,050,582**

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

For the Years Ended April 30,	**2003**	2002	2001
Cash Flows from Operating Activities:			
Net income (loss)	**$ 1,510,322**	$ 227,714	$ (940,630)
Adjustments to reconcile net income (loss) to net cash and equivalents provided by (used for) operating activities:			
Loss on sale of assets	**33,773**	28,011	7,435
Depreciation and amortization expense	**1,725,692**	2,277,724	2,345,587
Deferred income tax expense	**247,488**	(226,000)	529,786
Amortization of deferred compensation	**298,579**	325,338	393,765
Issuance of shares to the 401(k) plan	**—**	150,621	—
Decrease (increase) in current assets:			
Accounts and notes receivable	**2,052,728**	547,410	(808,930)
Federal income tax receivable	**—**	935,000	(935,000)
Revenues earned in excess of billings and retainages and unbilled retainages on long-term contracts	**759,750**	1,533,787	(145,990)
Inventories	**105,136**	(135,731)	117,593
Other current assets	**51,496**	(119,039)	(45,496)
Increase (decrease) in current liabilities:			
Accounts payable and accrued liabilities	**(468,116)**	1,133,876	(1,735,453)
Billings in excess of revenues earned on long-term contracts	**851,725**	915,241	(1,738,128)
Billings for future services	**318,370**	2,262,554	88,172
Tax benefit from stock option exercises	**8,638**	9,022	27,000
Net cash and equivalents provided by (used for) operating activities	**7,495,581**	9,865,528	(2,840,289)
Cash Flows from Investing Activities:			
Proceeds from sale of property and equipment	**$ 11,509**	$ 12,000	$ —
Purchase of short-term investments	**(1,000,000)**	—	—
Repayments of long-term notes receivable	**171,699**	266,320	574,455
Additions to property and equipment	**(1,491,756)**	(621,262)	(476,641)
Computer software development costs	**(1,332,587)**	(1,141,934)	(397,363)
Decrease (increase) in other assets	**(38,892)**	39,145	(11,954)
Net cash and equivalents used for investing activities	**(3,680,027)**	(1,445,731)	(311,503)
Cash Flows from Financing Activities:			
Issuance of common stock, net	**$ 177,547**	$ 91,833	$ 204,620
Repurchases of common stock	**(292,120)**	—	—
Proceeds from note payable	**—**	—	1,400,000
Repayment of notes payable	**—**	(1,000,000)	(450,000)
Increase (decrease) in line of credit borrowings, net	**—**	(2,564,286)	2,089,950
Net cash and equivalents provided by (used for) financing activities	**(114,573)**	(3,472,453)	3,244,570
Cash and Equivalents:			
Increase	**$ 3,700,981**	$ 4,947,344	$ 92,778
Balance at beginning of year	**5,648,184**	700,840	608,062
Balance at end of year	**$ 9,349,165**	$ 5,648,184	$ 700,840
Supplemental disclosures of cash flow information:			
Interest paid on debt	**$ —**	$ 69,000	$ 318,000
Income taxes paid	**$ 1,110,000**	$ 206,000	$ 792,000
ProVal contingent shares	**$ 924,000**	$ 478,000	$ —

The accompany notes are an integral part of these consolidated statements.

1 Summary of Significant Accounting Policies

The Company

Manatron, Inc. and its subsidiary (the "Company" or "Manatron") design, develop, market, install, and support a family of web-based and client/server application software products for county, city, and municipal governments. Manatron's products support the back-office processes for these government agencies and also facilitate the "Virtual Courthouse" by providing Internet access to information or by processing transactions over the Internet, such as the payment of property taxes, for industry professionals and the public, or by processing transactions over the Internet such as the payment of property taxes. The Company also provides mass appraisal services through its Sabre Appraisal Division, assessing residential, commercial, and other types of properties to ensure updated and equitable property valuations. The Company's business is primarily concentrated in the Midwest and Southeast regions of the United States.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Manatron and its wholly-owned subsidiary, Manatron ProVal Corporation. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition

The Company's Software Systems and Services segment enters into contracts with customers to sell application software; third-party software; hardware; services, such as installation, training, and conversion; and post-contract support and maintenance ("PCS"). The Company recognizes revenue for contracts with multiple element software arrangements in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended. The Company allocates the total contract amount among each deliverable based on the relative fair value of each of the deliverables, determined based on vendor-specific objective evidence ("VSOE"). When discounts are offered in a contract, the Company utilizes the residual method, as defined in SOP 97-2, and allocates revenue to the undelivered element based on VSOE. The discount and remaining revenue are allocated to the delivered elements, which typically encompass the software and hardware components of the contract.

Certain of the Company's software contracts involve "off-the-shelf" software and services that are not considered essential to the functionality of the software. For these contracts, software revenue is recognized when installation has occurred, customer acceptance is reasonably assured, the sales price represents an enforceable claim and is probable of collection and the remaining services such as training and installation are considered nominal. Fees allocable to services under these arrangements are recognized as revenue as the services are performed.

Revenue related to sales of computer hardware and supplies are recognized when title passes, which is normally the shipping or installation date.

PCS includes telephone support, bug fixes, and rights to unspecified upgrades on a when-and-if available basis. These support fees are typically billed in advance on a monthly, quarterly or annual basis and are recognized as revenue ratably over the related contract periods.

Billings for future services, as reflected in the accompanying consolidated balance sheets, includes PCS and services that have been billed to the customer in advance of performance, customer deposits, and advanced billings for uninstalled software and hardware.

For contracts that include customization or modification of the software, or where software services are otherwise considered essential, or for real estate appraisal projects, revenue is recognized using contract accounting. Revenue from these contracts is recognized using the percentage-of-completion method with progress-to-completion measured based primarily upon labor hours incurred for software contracts and units completed for appraisal contracts. Revenue earned is based on the progress-to-completion percentage after giving effect to the most recent estimates of total cost. Changes to total estimated contract costs, if any, are recognized in the period they are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. As of April 30, 2003 and 2002, the reserves for contract losses, as well as billed retainages outstanding, associated with revenue that has been recognized, were not significant. The Company reports revenues earned in excess of billings and retainages and billings in excess of revenues earned for contracts in process at the end of each reporting period in the accompanying consolidated balance sheets.

Reserves for doubtful accounts receivable and reserves for revenues in excess of billings and unbilled retainages are established based on the Company's collection history and other known risks associated with the related contracts. The Company's contracts do not typically contain a right of return. As of April 30, 2003 and 2002, the reserve for returns was not significant.

Notes receivable result from certain software contracts in which customers pay for the application software, hardware or related services over an extended period of time, generally three to five years. Interest on these notes range from 8% to 10%. The Company recognizes revenue for these contracts when the related elements are delivered, since the contract terms are fixed and determinable, and the Company has a longstanding history of collecting on the notes under the original payment terms without providing concessions. Certain of the Company's contracts with customers include lease terms which meet the criteria of sales type leases as defined by Statement of Financial Accounting Standards (SFAS) No. 13, "Accounting for Leases." However, the Company's leasing activities are not a significant part of its business activities and are not material to the consolidated financial statements.

Cash and Equivalents and Short-Term Investments

Cash and equivalents of $9,349,165 and $5,648,184 at April 30, 2003 and 2002, respectively, consist of money market funds and short-term time deposits with maturities of 90 days or less. Short-term investments of $1,000,000 at April 30, 2003 consist of time deposits with a prominent financial institution, with maturities of greater than 90 days but less than one year.

Inventories

The Company values its inventories at the lower of cost or market. Cost is determined using the first-in, first-out method. The Company's inventories consist of the following at April 30:

	2003	2002
Computer hardware and repair parts	$ 103,197	$ 232,582
Data processing supplies and purchased software products	173,393	149,144
	$ 276,590	$ 381,726

Property and Equipment

Additions to property and equipment are recorded at cost. Net property and equipment consists of the following at April 30:

	2003	2002
Building and improvements	$ 1,958,673	$ 1,353,641
Furniture and fixtures	837,873	599,447
Equipment and software	6,020,060	6,085,389
Vehicles	149,792	233,901
	8,966,398	8,272,378
Less—Accumulated depreciation	(5,905,990)	(5,805,134)
	$ 3,060,408	$ 2,467,244

Depreciation of property and equipment is computed over the estimated useful lives of the related assets using primarily the straight-line method for financial reporting and accelerated methods for tax purposes. Leasehold improvements are capitalized and depreciated over the life of the related lease or the estimated useful life, whichever is shorter. Maintenance and repair costs that do not add to the economic useful lives of the related assets are expensed as incurred. Depreciation expense was approximately $853,000, $817,000 and $814,000 for the years ended April 30, 2003, 2002 and 2001, respectively.

The estimated useful lives of the assets used to compute depreciation expense are as follows:

Asset Description	Years
Building and improvements	5–20
Furniture and fixtures	4–7
Equipment and software	3–7
Vehicles	4–5

Software Development Costs

The Company's research and development expenditures relate primarily to computer systems design, development and testing. These expenses are included in selling, general and administrative expenses in the accompanying consolidated statements of operations and were approximately $5.7 million, $4.7 million and $4.6 million for 2003, 2002 and 2001, respectively.

The Company capitalizes software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," which requires capitalization of software development costs incurred subsequent to establishment of technological feasibility and prior to the availability of the product for general release to customers. The Company capitalized approximately $1,333,000, $1,142,000 and $397,000 of computer software development costs during fiscal 2003, 2002 and 2001, respectively.

Amortization of software development costs is computed using the greater of the straight-line or unit cost method. While the product life cycles historically have been in excess of ten years for local governments, the Company utilizes a three-year life due to the rapid pace at which technology has been changing. Accumulated amortization was approximately $7,573,000 and $7,185,000 as of April 30, 2003 and 2002, respectively. Amortization expense was approximately $872,000, $806,000 and $892,000 in fiscal 2003, 2002 and 2001, respectively, and is included in cost of revenues in the accompanying consolidated statements of operations.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding. Diluted earnings (loss) per share is computed by dividing net income (loss) by the sum of the weighted average number of common shares outstanding and all potentially dilutive common shares. Potentially dilutive common shares include all shares that may become contractually issuable. For the Company, dilutive potential common shares primarily are comprised of shares issuable under employee stock plans and pending common stock issuances.

The following table reconciles the numerators and denominators used in the calculation of basic and diluted earnings (loss) per share for each of the periods presented:

	2003	2002	2001
Numerators:			
Net income (loss)	**$1,510,322**	$ 227,714	$ (940,630)
Denominators:			
Denominator for basic earnings per share, weighted average outstanding common shares(3)	**3,817,391**	3,613,769	3,490,800
Potentially dilutive common shares	**173,048(1)**	205,384(1)	—(2)
Denominator for diluted earnings per share	**3,990,439**	3,819,153	3,490,800
Earnings (loss) per share:			
Basic	**$ .40**	$ .06	$ (.27)
Diluted	**$ .38**	$ .06	$ (.27)

(1) Options to purchase 308,352 and 453,952 shares of common stock at prices ranging from $5.125 to $7.00 and $3.88 to $7.00 per share were outstanding during the years ended April 30, 2003 and 2002, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common stock and would therefore have been antidilutive.

(2) All of the options to purchase shares have been excluded due to the loss for this year.

(3) 174,725, 213,500 and 256,300 shares of unvested restricted stock for the periods ending April 30, 2003, 2002 and 2001, respectively, are excluded from the basic weighted average shares outstanding.

Stock-Based Compensation

The Company accounts for stock-based compensation to employees under stock option plans using the intrinsic value method presented in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As a result, no compensation cost has been recognized with respect to options granted to employees at fair value at the measurement date. Had compensation costs for these plans been determined based on the fair value at the date of grant consistent with SFAS 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) and earnings (loss) per share would have been reduced to the following pro forma amounts:

	2003	2002	2001
Net Income (Loss):			
As reported	**$1,510,322**	$ 227,714	$ (940,630)
Deduct: compensation expense—fair value method	**(231,568)**	(395,482)	(257,858)
Pro forma	**$1,278,754**	$(167,768)	$(1,198,488)
Basic EPS:			
As reported	**$ .40**	$ .06	$ (.27)
Pro forma	**.33**	(.05)	(.34)
Diluted EPS:			
As reported	**$ .38**	$ .06	$ (.27)
Pro forma	**.33**	(.05)	(.34)

The fair value of each option granted in 2003, 2002 and 2001 is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2003	2002	2001
Risk-Free Interest Rate	**3.7%**	4.6%	6.3%
Expected Life	**4.3 years**	4.4 years	4.2 years
Expected Volatility	**82.12%**	89.16%	92.52%
Expected Dividend Yield	**—**	—	—

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments included in current assets and current liabilities approximate their fair value due to their short-term nature. The fair value of the notes receivable is estimated by discounting expected future cash flows using current interest rates at which similar loans would be made to customers with similar credit ratings and remaining maturities. As of April 30, 2003 and 2002, the fair value of the notes receivable approximated the carrying value. The Company's debt reprices frequently at the then-prevailing market interest rates.

Reclassifications

Certain reclassifications have been made to the prior years' statements to conform to the current year presentation.

New Accounting Pronouncements

FASB Interpretation No. (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," changes current practice in accounting for, and disclosure of, guarantees. FIN 45 will require certain guarantees to be recorded as liabilities at fair value on the Company's balance sheet. Current practice requires that liabilities related to guarantees be recorded only when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5, "Accounting for Contingencies." FIN 45 also requires a guarantor to make significant net disclosures, even when the likelihood of making any payments under the guarantee is remote, which is another change from current practice. The disclosure requirements of FIN 45 are effective immediately and are included in Note 11. The Company currently does not have significant warranty liabilities that would require disclosure under the interpretation. The initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The recognition and measurement provisions were adopted, prospectively, as of January 1, 2003 and did not have an effect on the Company's consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation Transition and Disclosure—an amendment of FASB Statement No. 123." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of Statement No. 123 to require disclosure in interim financial statements regarding the method used on reported results. The Company does not intend to adopt a fair-value based method of accounting for stock-based employee compensation until a final standard is issued by the FASB that requires this accounting. Pro forma disclosures of earnings are included in Note 1.

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." This standard clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," and addresses consolidation by business enterprises of variable interest entities (more commonly known as Special Purpose Entities or SPE's). FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among the parties involved. FIN 46 also enhances the disclosure requirements related to variable interest entities. As the Company is not associated with any variable interest entities, the adoption of FIN 46 is not expected to have an effect on the Company's consolidated financial statements.

2 Goodwill and Other Intangible Assets

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective May 1, 2002. SFAS 142 requires companies to discontinue amortizing goodwill and certain intangible assets with an indefinite life. Instead, companies are required to review goodwill and intangible assets with an indefinite useful life for impairment at least annually or more frequently if indicators of impairment occur. During fiscal 2003, the Company employed the services of an independent third party to assist in the step one evaluation of goodwill impairment as of May 1, 2002. Both the initial and annual tests in accordance with SFAS 142 indicated no impairment of goodwill.

Under SFAS 142, goodwill impairment exists if the net book value of a reporting unit exceeds its estimated fair value. The Company evaluated goodwill using the Company's two business segments as discussed in Note 9. The valuation was based on an analysis of the Software Systems and Services segment as there was no goodwill allocated to the Appraisal Services segment.

The table below reconciles reported net earnings to adjusted net earnings for 2002 and 2001 had the non-amortization provisions of SFAS 142 been applied to those years.

	2003	2002	2001
Reported net income (loss)	**$1,510,322**	$227,714	$(940,630)
Add back: Goodwill amortization, net of tax	—	603,396	587,499
Adjusted net income (loss)	**$1,510,322**	$831,110	$(353,131)
Reported basic earnings (loss) per share	**$ .40**	$ .06	$ (.27)
Goodwill amortization	—	.16	.17
Adjusted basic earnings (loss) per share	**$ .40**	$ .22	$ (.10)
Reported diluted earnings (loss) per share	**$ .38**	$ .06	$ (.27)
Goodwill amortization	—	.16	.17
Adjusted diluted earnings (loss) per share	**$ .38**	$ .22	$ (.10)

The changes in the net carrying amount of goodwill for the year ended April 30, 2003 are as follows:

Balance as of April 30, 2002	$3,962,326
Contingent purchase price payment (see Note 10)	924,350
Balance as of April 30, 2003	**$4,886,676**

3 Line of Credit Facility

The Company currently has a secured line of credit agreement which provides for borrowings up to $6 million at the prime rate of interest less .25%. Borrowing limits under this agreement are contingent on meeting certain funded debt to EBITDA levels. As of April 30, 2003, the Company was eligible for the full $6 million of borrowings. As of April 30, 2003 and 2002, the Company had no borrowings outstanding under its line of credit.

Under the line of credit agreement, the Company is required to, among other things, maintain a certain level of tangible net worth and debt to equity. The Company was in compliance with these provisions of the debt agreement as of April 30, 2003.

4 Rental Commitments

The Company leases the majority of its office and warehouse space under operating lease agreements with various terms through fiscal 2008. Total rent expense reflected in the accompanying consolidated statements of operations was approximately $867,000, $917,000 and $972,000 for fiscal 2003, 2002 and 2001, respectively.

Future minimum rental payments under non-cancelable operating leases at April 30, 2003 for the next five fiscal years are approximately as follows:

2004	2005	2006	2007	2008	Thereafter
$816,000	$745,000	$676,000	$546,000	$368,000	$—

5 Federal Income Taxes

The provision (credit) for federal income taxes consists of the following:

	2003	2002	2001
Current	**$533,000**	$ 656,000	$(704,000)
Deferred	**247,000**	(226,000)	530,000
	$780,000	$ 430,000	$(174,000)

The provision (credit) for federal income taxes is further impacted by the tax benefits associated with the disposition of stock under the stock plans described in Note 6. These amounts totaled approximately $9,000, $9,000 and $27,000 in fiscal 2003, 2002 and 2001, respectively.

A reconciliation of the amounts computed by applying the statutory federal income tax rate of 34% to pretax income and the provision (credit) for federal income taxes as reflected in the accompanying consolidated statements of operations is as follows:

	2003	2002	2001
Computed tax expense using the 34% statutory rate	**$779,000**	$224,000	$(379,000)
Tax-exempt interest income	**(13,000)**	(15,000)	(21,000)
Non-deductible goodwill amortization	—	172,000	166,000
Non-deductible meals and entertainment	**42,000**	49,000	49,000
Other	**(28,000)**	—	11,000
	$780,000	$430,000	$(174,000)

The tax effect and type of significant temporary differences that gave rise to the deferred tax assets (liabilities) as of April 30, 2003 and 2002 are approximately as follows:

	2003	2002
Deferred tax assets (liabilities):		
Valuation reserves not currently deductible	**$ 740,000**	$ 808,000
Accrued liabilities not currently deductible	**820,000**	762,000
Software development costs expensed for tax purposes	**(395,000)**	(276,000)
Deferred compensation expense	**125,000**	127,000
Other	**112,000**	228,000
Net deferred tax asset	**$1,402,000**	$1,649,000

6 Employee Stock Plans

The Manatron, Inc. Employee Stock Purchase Plan of 1998 (the "Purchase Plan") provides for eligible employees to authorize the Company to withhold up to 10% of their base compensation for the purchase of shares of Manatron common stock. Approximately 39 or 11% of the Company's employees participated in the Purchase Plan during fiscal 2003. The purchase price for each share is equal to 85% of the market value on the day of the purchase. Shares are purchased on the last day of each calendar quarter. In addition, the market value of shares purchased by a participant cannot exceed $25,000 in any one year. A total of 100,000 shares were reserved for issuance under the Purchase Plan. During fiscal 2003, 12,938 shares of Company common stock were purchased under the Purchase Plan. As of April 30, 2003, there were no additional shares of Company common stock available for purchase under the Purchase Plan, as the plan terminated effective March 31, 2003. No amounts are charged to operations related to the Purchase Plan.

On April 1, 2003, subject to shareholder approval, the Company adopted The Manatron, Inc. Employee Stock Purchase Plan of 2003 (the "2003 Purchase Plan"), which provides for eligible employees to authorize the Company to withhold not less than $5 or more than 10% of their base compensation each pay period for the purchase of shares of Manatron common stock. The purchase price is equal to 85% of the market value on the day of the purchase. Shares are purchased on the last day of each calendar quarter. In addition, the market value of shares purchased by a participant cannot exceed $25,000 in any one year. A total of 75,000 shares were reserved for issuance under the 2003 Purchase Plan. As of April 30, 2003, 75,000 shares of Company common stock are available for purchase under the 2003 Purchase Plan.

Since the inception of the Company's first stock purchase plan in 1987 and through April 30, 2003, a total of 156,416 shares have been purchased under current and prior stock purchase plans by participants at prices ranging from $1.27 to $8.23 per share.

The Company has three restricted stock plans that were developed to assist the Company in attracting, rewarding, and retaining well-qualified directors, executive personnel, and other key employees by offering them additional incentives to contribute to the long-term interests of the Company. Shares granted to employees typically vest over a three- to five-year period. The weighted average fair value of restricted stock granted in 2003, 2002 and 2001 was $4.15, $3.41 and $7.89, respectively. When shares are granted, the related expense is reflected as a deferred compensation component of shareholders' equity and is being amortized over the applicable vesting periods.

The Manatron, Inc. Restricted Stock Plan of 1987 (the "1987 Restricted Plan") provides for a committee appointed by the Board of Directors to grant up to 50,000 shares of common stock subject to certain restrictions. During fiscal 2003 and 2001, 30,000 and 5,000 shares, respectively, were granted under the 1987 Restricted Plan. No restricted shares were granted in fiscal 2002 under this plan. As of April 30, 2003, 6,300 shares remain available for issuance under the 1987 Restricted Plan.

The Manatron, Inc. Restricted Stock Plan of 1998 (the "1998 Restricted Plan") provides for a committee appointed by the Board of Directors to grant up to 100,000 shares of common stock. A total of 30,800 shares were granted under the 1998 Restricted Plan during fiscal 2001. No shares were granted in fiscal 2003 or fiscal 2002 under the 1998 Restricted Plan. Forfeited shares resulting from terminated participants with unvested shares are available for reissuance. During fiscal 2002 and 2001, 800 and 9,800 shares, respectively, were forfeited under the 1998 Restricted Plan. There were no shares forfeited in fiscal 2003. As of April 30, 2003, 2,600 shares of common stock are available for issuance under the 1998 Restricted Plan.

The Manatron, Inc. Restricted Stock Plan of 2000 (the "2000 Restricted Plan") provides for a committee appointed by the Board of Directors to grant up to 100,000 shares of common stock. In fiscal 2003 and 2001, no shares were granted under the 2000 Restricted Plan. In fiscal 2002, 11,500 shares were granted under the 2000 Restricted Plan. Forfeited shares resulting from terminated participants with unvested shares are available for reissuance. During fiscal 2003, 1,000 shares were forfeited under the 2000 Restricted Plan. No restricted shares were forfeited in fiscal 2002 or 2001. As of April 30, 2003, 87,500 shares of common stock are available for issuance under the 2000 Restricted Plan.

The Company has five additional Long-Term Incentive Plans, that allow for the issuance of stock options or a combination of both restricted stock and options. Stock options under these plans must be priced at 100% or greater of the fair market value of the common stock on the grant date. For employees of the Company owning stock with more than 10% of the voting rights, the exercise price of incentive stock options must be at least 110% of the fair market value of the shares on the grant date. The aggregate fair market value of options granted to any employee in any calendar year cannot exceed $100,000. The term of each option is determined by the Stock Option Committee, not to exceed ten years from the date of grant. If a participant ceases to be employed for any reason other than death, disability or termination for cause, the Participant may exercise any vested options within ninety days of the termination date. The vesting schedules of stock option and restricted stock issuances are at the discretion of the Stock Option Committee, but typically vest over three to five years. A short description of all five of these plans, which have been approved by the shareholders, is as follows:

The Manatron, Inc. 1989 Stock Option Plan authorized the issuance of 100,000 stock options, based on approval by the Stock Option Committee. As of April 30, 2003, there were 28,404 options exercised and 78,402 options issued but not exercised. The 1989 Stock Option Plan expired July 19, 1999, whereby no additional options may be issued from the 1989 Stock Option Plan; however, certain options outstanding may continue to be exercised until their term expires.

The Manatron, Inc. 1994 Long-Term Incentive Plan authorized 250,000 shares of common stock to be available for issuance, of which up to 50,000 shares were available for restricted stock awards and the remaining were available for options, based on approval by the Stock Option Committee. As of April 30, 2003, there were 13,930 options available for issuance, 118,250 options issued but not exercised and 47,500 shares of restricted stock issued under this plan.

The Manatron, Inc. 1995 Long-Term Incentive Plan authorized 500,000 shares of common stock to be available for any form of Incentive Awards under the plan, including both options and restricted stock based on approval by the Stock Option Committee. As of April 30, 2003, there were 13,000 options available for issuance and 180,500 options issued but not exercised. No restricted stock has been issued under this plan.

The Manatron, Inc. Stock Incentive Plan of 1999 authorized 250,000 shares of common stock to be available in the form of Incentive Awards under the plan, including both stock options and restricted stock, based on approval by the Stock Option Committee. As of April 30, 2003, there were 54,600 options available for issuance and 195,400 options issued but not exercised. No restricted stock has been issued under this plan.

The Manatron, Inc. Executive Stock Plan of 2000 authorized 150,000 stock options and 150,000 shares of restricted stock to be granted based on approval by the Stock Option Committee. The options and restricted stock vest at a rate of ten percent per year unless the Company's stock trades at $20 per share, in which case the vesting accelerates. All of these options and restricted stock were issued to participants during fiscal 2001. Forfeited shares and options resulting from terminated participants with unvested shares are available for reissuance. During fiscal 2003, 17,500 shares of restricted stock and 25,000 options were forfeited under the Executive Stock Plan of 2000 and are available for reissuance.

Subject to shareholder approval, The Manatron, Inc. Stock Option and Restricted Stock Plan of 2003 authorizes 200,000 shares of common stock to be available in the form of stock options or restricted stock for directors, corporate, divisional, and Subsidiary officers and other key employees based on approval by the Stock Option Committee. As of April 30, 2003, there are 200,000 shares available for issuance under the Stock Option and Restricted Stock Plan of 2003.

A summary of the status of the Company's Option Plans at April 30, 2003, 2002 and 2001 and changes during the years then ended is presented in the table below:

	2003			2002			2001		
	Shares	**Weighted Average Exercise Price**	**Exercise Prices**	Shares	Weighted Average Exercise Price	Exercise Prices	Shares	Weighted Average Exercise Price	Exercise Prices
Outstanding at beginning of year	**723,054**	**$4.42**	**$1.5625–$7.00**	664,041	$4.73	$1.5625–$7.00	451,941	$3.58	$1.5625–$7.00
Granted	**57,000**	**$4.66**	**$4.01 –$6.15**	116,900	$3.43	$3.00 –$3.99	268,000	$6.42	$3.03 –$6.75
Exercised	**(15,000)**	**$2.98**	**$1.625 –$5.375**	(25,600)	$1.625	$1.625	(35,900)	$2.52	$1.625 –$4.625
Forfeited	**(67,400)**	**$5.64**	**$3.03 –$7.00**	(26,500)	$6.23	$1.875 –$6.75	(20,000)	$5.13	$3.875 –$7.00
Expired	**(102)**	**$3.13**	**$3.125**	(5,787)	$3.25	$3.25	—	$ —	$ —
Outstanding at end of year	**697,552**	**$4.85**	**$1.5625–$7.00**	723,054	$4.42	$1.5625–$7.00	664,041	$4.73	$1.5625–$7.00
Exercisable at end of year	**518,652**	**$4.17**		501,404	$4.11		422,941	$3.72	
Weighted average fair value of options granted during the year		**$2.96**			$2.36			$4.48	

For various price ranges, information for options outstanding and exercisable for the Option Plans at April 30, 2003 was as follows:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$1.56–$2.50	160,000	3.18	$1.71	160,000	$1.71
$2.51–$4.00	128,500	7.27	$3.47	94,100	$3.38
$4.01–$5.25	122,552	6.42	$4.55	80,552	$4.77
$5.26–$7.00	286,500	6.90	$7.36	184,000	$6.46

7 Employee Benefit Plans

The Company has an Employee Stock Ownership Plan ("ESOP"), profit sharing, and 401(k) plan covering substantially all of its employees. The Company's contributions to the profit sharing plan are subject to the discretion of the Board of Directors. No profit sharing contributions were approved for the years ended April 30, 2003, 2002 and 2001.

The Company's 401(k) plan allows eligible employees to contribute to the plan on a pretax basis, subject to certain IRS limitations. This money is deposited into a trust in which the employee has a number of investment alternatives. The Company provides a matching contribution equal to 25% of employee contributions not to exceed 1.25% of an employee's gross pay in a calendar year. Company matching contributions charged to expense for the fiscal years ended April 30, 2003, 2002 and 2001 were approximately $150,000, $151,000 and $156,000, respectively.

On June 29, 1995, the ESOP purchased 142,858 common shares from Allen F. Peat, the Company's former Chairman, President, and Chief Executive Officer, for $3.50 per share. The ESOP borrowed $500,000 from a bank to finance the stock purchase. The Company guaranteed the ESOP loan and was obligated to make contributions sufficient to enable the ESOP to repay the loan, including interest. The loan was fully repaid as of June 29, 2000.

The Board of Directors approved an additional discretionary contribution of $50,000 to the ESOP for the fiscal years ended April 30, 2003 and 2002. The fiscal 2002 amount was used to purchase 12,500 shares of Manatron common stock that were allocated to ESOP participants at December 31, 2002. The fiscal 2003 amount will be used to purchase shares that will be allocated to ESOP participants on December 31, 2003. No additional contribution to the ESOP was approved for fiscal 2001 due to the loss that was reported for that period.

The Company is self-insured for all employees' medical expenses incurred to a level of $60,000 per individual or family per year. Employees' medical expenses incurred beyond the $60,000 level are insured under a stop-loss coverage insurance plan. The Company does not provide health care or other post-employment benefits to retired employees.

The Board of Directors approved the Manatron, Inc. Supplemental Executive Retirement Plan (the "Plan") effective January 1, 2002, for certain officers and employees of the Company. Under this nonqualified Plan, the Company makes contributions to a Rabbi trust on behalf of the participants that will vest evenly over a three-year period. Participants may also elect to make pretax contributions to the trust. Payments will begin on January 1 following the later of (i) a participant's termination of employment; or (ii) the participant's 55th birthday. The total amount charged to expense in fiscal 2003 related to the Plan was approximately $25,000.

8 Shareholder Rights Plan

On March 11, 1997, the Board of Directors declared a dividend distribution of one preferred stock purchase right ("Right") on each outstanding share of common stock of the Company. Each Right will, under certain circumstances, entitle the holder to buy one one-hundredth (1/100) of a share of Series A preferred stock, no par value ("Preferred Stock"), at an exercise price of $20 per share, subject to adjustment. Each share of Preferred Stock purchasable upon exercise of the Rights will have a minimum preferential quarterly dividend of $1 per share and will be entitled to an aggregate dividend of 100 times the dividend declared on the shares of common stock. In the event of liquidation, the holders of Preferred Stock will receive a minimum preferred liquidation payment of $10 per share and will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per share of common stock. Each share of Preferred Stock will have 100 votes, voting together with the common stock.

The Rights will be exercisable and transferable separately from the common stock only if a person or group who does not hold 15% or more of Manatron's outstanding common stock as of June 16, 1997 subsequently acquires 15% or more of Manatron's outstanding common stock or if a holder of 15% or more of Manatron's outstanding common stock as of June 16, 1997 subsequently acquires 20% or more of Manatron's outstanding common stock or if any person or group commences or announces an intention to commence a tender or exchange offer the consummation of which would give such person or group beneficial ownership of 30% or more of Manatron's outstanding common stock.

Additionally, if the Company subsequently engages in a merger or other business combination transaction in which the Company is not the surviving corporation, or in which the outstanding shares of the Company's common stock are changed or exchanged, or if 50% or more of the Company's assets or earning power is sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. Alternatively, in the event that, anytime following exercise of the Rights, an Acquiring Person (as defined in the Rights Agreement between the Company and Registrar and Transfer Company (the "Rights Agreement")) were to acquire the Company by means of a reverse merger in which the Company and its stock survive, or were to engage in certain "self-dealing" transactions, or were to acquire 30% of the then outstanding shares of common stock (except pursuant to an offer for all outstanding shares of common stock deemed fair by the Company's Board of Directors as provided in the Rights Agreement), each Right not owned by such Acquiring Person (whose Rights would thereafter be void) would become exercisable for the number of shares of common stock which, at that time, would have a market value of two times the then exercise price of the Right. Prior to a person becoming an acquiring person, the Rights may be redeemed at a redemption price of $0.01 per Right, subject to adjustment. The Rights are subject to amendment by the Board and will expire on June 15, 2007. As of April 30, 2003, no rights have become exercisable.

9 Business Segments

Under the provision of SFAS No. 131, the Company has two reportable segments: (i) Software Systems and Services and (ii) Appraisal Services.

The Software Systems and Services segment represents the sales of computing systems, peripherals, and associated services to municipal and county governments. These computing systems include Company developed software, third-party hardware and software, and customer support of both Company and third-party products.

The Appraisal Services segment consists primarily of activities relating to the collection, processing, and reviews of residential, commercial, and open land properties within a local county or municipality. This segment of the business is primarily labor intensive and all information collected is usually input into a software program that stores the property valuation information for tax assessment purposes. In most cases, this software program/system is provided by the Company's Software Systems and Services segment described above. However, there were no intersegment transactions and thus no eliminations are necessary.

The Company's reportable segments are separately managed, as each business requires different marketing and distribution strategies. In addition, the Company derives a majority of its revenue from external domestic customers.

The following table summarizes information about the Company's reportable operating segments' profit and loss and the segments' assets as of April 30, 2003, 2002 and 2001 (in thousands):

	For the Fiscal Year Ended April 30, 2003		
	Software Systems and Services	**Appraisal Services**	**Consolidated(1)**
Net revenues	**$33,556**	**$ 6,831**	**$40,387**
Depreciation and amortization expense	**1,616**	**110**	**1,726**
Income from operations	**1,742**	**321**	**2,063**
Capital expenditures	**1,471**	**21**	**1,492**
Segment assets	**27,101**	**4,230**	**31,331**

	For the Fiscal Year Ended April 30, 2002		
	Software Systems and Services	Appraisal Services	Consolidated(1)
Net revenues	$30,563	$10,569	$41,132
Depreciation and amortization expense	2,151	127	2,278
Income from operations	908	(305)	603
Capital expenditures	541	80	621
Segment assets	22,612	5,239	27,851

	For the Fiscal Year Ended April 30, 2001		
	Software Systems and Services	Appraisal Services	Consolidated(1)
Net revenue	$25,906	$15,221	$41,127
Depreciation and amortization expense	2,135	211	2,346
Income from operations	(1,567)	706	(861)
Capital expenditures	366	111	477
Segment assets	17,497	8,354	25,851

(1) One Appraisal Services customer accounted for approximately 30% of total appraisal services revenue in fiscal 2001. Revenues to this customer were less than 10% of appraisal services revenues in fiscal 2003 and 2002. The Software Systems and Services segment did not have any customers whose revenue exceeded 10% of their total revenues for any of the periods presented.

10 Acquisitions

Effective June 1, 1999, the Company acquired 100% of the outstanding capital stock of ProVal Corporation. ProVal provides CAMA (computer assisted mass appraisal) software and services to local governments in the United States and Canada. The aggregate purchase price of approximately $3.45 million consisted of $1.5 million in cash and 300,000 shares of the Company's common stock valued at $1.95 million. The acquisition has been accounted for under the purchase method of accounting. The operating results of ProVal Corporation have been included in the Company's consolidated results of operations from the date of acquisition. The excess of the aggregate purchase price over the fair value of the net assets acquired of approximately $2.9 million has been recognized as goodwill. Additional payments in the form of Manatron common stock may be required over the first four fiscal years, ending April 30, 2003, following the acquisition if ProVal Corporation achieves certain revenue and operating income targets. For fiscal 2003, 2002 and 2001, 133,000, 93,903 and 32,275 shares, respectively, have been earned associated with these post-merger contingent payments. Accordingly, approximately $924,000 and $478,000 has been recorded as additional goodwill in fiscal 2003 and 2002, respectively, which was based upon the fair market value of Manatron common stock on the date in which the contingent payments were determinable. As of April 30, 2003, all contingent stock payments under this agreement have been recorded.

11 Contingent Liabilities and Guarantees

The Company previously contracted with the Town of Branford ("Branford") to provide certain appraisal services for a fee of $538,000. On February 25, 2002, Branford filed a lawsuit against Liberty Mutual Insurance Company ("Liberty"), Manatron's bonding company, in connection with this contract in the Federal District Court for the District of Connecticut. Branford alleged breach on the bond contract with Liberty, misrepresentation, negligent misrepresentation, knowing misrepresentation and breach of duty of good faith and fair dealing. Branford was seeking payment of the $538,000 penal sum of the bond, plus unspecified damages in excess of the penal sum. Although the initial complaint did not name the Company as a defendant, the Company has subsequently been adjoined into this lawsuit. Since Branford initially rejected and prevented Manatron's attempts to remedy the conditions that Branford alleged were in default under the contract, Manatron filed a claim against Branford for breach of contract and was seeking to recover the remaining $219,880 due under the contract. Subsequent to April 30, 2003, Branford requested that this issue be resolved through mediation. This lawsuit was resolved on June 26, 2003, through the mediation process for an amount which had previously been reserved.

The Company and its subsidiary are periodically parties, both as plaintiff and defendant, to lawsuits and claims arising out of the normal course of business. The Company records reserves for losses that are deemed to be probable and that are subject to reasonable estimates. The Company does not anticipate material losses as a result of these proceedings beyond amounts already provided for in the accompanying consolidated financial statements.

The Company provides to its customers a one-year warranty on its internally developed application software. Warranty expenses are not and have not been significant.

The Company is periodically required to obtain bid and performance bonds to provide certain assurances to current and prospective customers regarding its ability to fulfill contractual obligations. The Company has agreed to indemnify the surety for any and all claims made against the bonds. Historically, the Company has not had any claims for indemnity from its surety. As of April 30, 2003, the Company had approximately $10.5 million in outstanding performance bonds which are anticipated to expire within the next 15 months.

The Company utilizes subcontractors at times to help complete contractual obligations; however, the Company is still ultimately responsible for the performance of the subcontractors.

12 Subsequent Events

Effective May 29, 2003, the Company sold substantially all of the assets and certain liabilities related to the Company's Financial product line to Harris Computer Systems ("Harris") for approximately $3.5 million. Software license fees, professional services and recurring support revenues from this product line currently represent approximately 5% of the Company's total revenue. This divestiture included all of the Fund Accounting, Payroll, Utility Billing and related financial software that the Company had developed or acquired over the last fifteen years, including but not limited to the Open Window Series products, UB5, the ATEK legacy financial products, the Sabre legacy financial products and the SDS Administrator financial software. The sale also included the assumption by Harris of the existing software support and other agreements related to this product line.

To the Board of Directors and Shareholders
of Manatron, Inc.:

We have audited the accompanying consolidated balance sheets of Manatron, Inc. and Subsidiary as of April 30, 2003 and 2002 and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Manatron, Inc. for the year ended April 30, 2001 were audited by other auditors who have ceased operations and whose report dated July 9, 2001 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Manatron, Inc. and Subsidiary at April 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

As discussed above, the financial statements of Manatron, Inc. as of April 30, 2001 and for the year then ended were audited by other auditors who have ceased operations. As described in Note 2, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of May 1, 2002. Our audit procedures with respect to the disclosures in Note 2 with respect to 2001 included (a) agreeing the previously reported net loss to the previously issued financial statements and the adjustments to reported net loss representing amortization expense (including any related tax effects) recognized in those periods related to goodwill as a result of initially applying Statement No. 142 to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net loss to reported net loss, and the related loss-per-share amounts. In our opinion, the disclosures for 2001 in Note 2 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

As discussed in Note 2 to the consolidated financial statements, in 2003 the Company changed its method of accounting for goodwill and other intangible assets.

Ernst & Young
Grand Rapids, Michigan
June 27, 2003

Copy of Report of Independent Public Accountants[(1)]

To the Board of Directors and Shareholders
of Manatron, Inc.:

We have audited the accompanying consolidated balance sheets of Manatron, Inc. and Subsidiary (a Michigan corporation) as of April 30, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended April 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manatron, Inc. and Subsidiary as of April 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Grand Rapids, Michigan
July 9, 2001

(1) We have not been able to obtain, after reasonable efforts, the re-issued report of Arthur Andersen LLP related to the 2001 and 2000 consolidated financial statements. Therefore, we have included a copy of their previously issued report.

Market for Registrant's Common Equity and Related Shareholder Matters

Manatron's common stock is traded over-the-counter and is regularly quoted on The NASDAQ SmallCap Market℠ under the symbol "MANA."

The following table shows the range of high and low bid information reported by The NASDAQ SmallCap Market for the years ended April 30, 2003 and 2002:

	2003		2002	
Quarter	**Low**	**High**	Low	High
May–July	**$3.75**	**$4.65**	$3.15	$5.44
August–October	**3.50**	**4.61**	2.35	4.53
November–January	**3.85**	**5.49**	2.78	4.75
February–April	**5.01**	**7.99**	3.38	4.25

These over-the-counter market quotations reflect inter-dealer prices, without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

The Company historically has not paid cash dividends. The Company did, however, distribute 5% stock dividends in 1992, 1993 and 1994. The Company currently does not anticipate paying cash or stock dividends on its common stock in the foreseeable future, but instead intends to retain its earnings, if any, for the operation and expansion of the Company's business.

As of July 1, 2003, the Company's common stock was held by approximately 1,300 shareholders, 235 of which were record holders.

Corporate Information

Executive Officers

Randall L. Peat
Chairman of the Board

Paul R. Sylvester
President and Chief Executive Officer

Mary Nestell Gephart
Vice President of Human Resources & Administration

Krista L. Inosencio
Vice President of Finance & Chief Financial Officer

G. William McKinzie
Chief Operating Officer

Early L. Stephens
Chief Technology Officer

Marty A. Ulanski
Vice President of Sales and Business Development

Board of Directors

Randall L. Peat
Chairman of the Board

Paul R. Sylvester
President and Chief Executive Officer

W. Scott Baker
President of National Nail Corporation in Grand Rapids, Michigan

Gene Bledsoe
Retired, formerly Managing Partner of Casal Group Corporation in Dallas, Texas

Richard J. Holloman
National Account Manager of Misys Healthcare Systems

Allen F. Peat
Retired, formerly President, Chief Executive Officer & Chairman of the Board of Manatron, Inc.

Harry C. Vorys
Retired, formerly Executive Vice President of Citizens Trust and Savings Bank of South Haven, Michigan

Stephen C. Waterbury
Partner of Warner Norcross & Judd LLP in Grand Rapids, Michigan

Legal Counsel
Warner Norcross & Judd LLP
900 Fifth Third Center
Grand Rapids, Michigan 49503

Transfer Agent
Inquiries relating to stock transfers, changes in ownership, lost or stolen stock certificates, address changes and other matters should be addressed to:
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Independent Auditors
Ernst & Young LLP
171 Monroe Avenue, NW
Grand Rapids, Michigan 49503

Annual Meeting
The Fiscal 2003 Annual Meeting of Shareholders will be held at 10 a.m. EDT on October 9, 2003, at the Radisson Plaza Hotel in Kalamazoo, Michigan.

Investor Relations
Information regarding earnings, press releases, S.E.C. filings and other financial matters is available on the Company's website at www.manatron.com.

Questions may be directed to Paul Sylvester, President and CEO, Manatron, Inc. (510 E. Milham, Portage, Michigan 49002, 269-567-2900, paul.sylvester@manatron.com) or Matthew Hayden, President, Hayden Communications, Inc. (843-272-4653 or matt@haydenir.com).

Designed by Curran & Connors, Inc. / www.curran-connors.com

MANATRON

Helping Government Work

(NASDAQ: MANA)
510 East Milham Avenue
Portage, Michigan 49002
1-866-471-2900
www.manatron.com